Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424




SEC MAIL PROCESSING
RECEIVED
JUN 23 2010
WASH. D.C.
193
SECTION


Sara Lee

June 22, 2010

Via UPS-Overnight Delivery

Securities and Exchange Commission
100 "F" Street, N.E.
Attention: Filing Desk
Washington, D.C. 20549

Re: **Sara Lee Corporation – Form 11-K for 401(k) Plan**

Ladies and Gentlemen:

Enclosed for filing are one (1) original and three (3) photocopies of the Annual Report on Form 11-K for the Sara Lee Corporation 401(k) Plan for the Plan's fiscal year ended December 31, 2009.

Please acknowledge your receipt of this filing by date-stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, postage prepaid envelope. If you have any questions, please call me at (630) 598-8564.

Very truly yours,

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities

Enclosures

\\na.saralee.com\slc\Shared\Chicago\legal\law\Kaminski\SEC Filings\Form 11-K\June 2010\SEC Ltr (SLC 401k Plan).doc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 **Commission file number 001-03344**

SARA LEE CORPORATION 401(K) PLAN
(Full title of the plan)

SARA LEE CORPORATION
3500 Lacey Road
Downers Grove, Illinois 60515

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS


Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Sara Lee Corporation 401(k) Plan ("the Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 22, 2010

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2009

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note E)	$ 690,473,409	$ (10,850,382)	$ 679,623,027
Net assets reflecting all investments at fair value	690,473,409	(10,850,382)	679,623,027
Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,023,724)	-	(6,023,724)
Net assets available for benefits	$ 684,449,685	$ (10,850,382)	$ 673,599,303

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2008

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note E)	$ 552,022,953	$ (29,487,231)	$ 522,535,722
Net assets reflecting all investments at fair value	552,022,953	(29,487,231)	522,535,722
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,799,333	-	5,799,333
Net assets available for benefits	$ 557,822,286	$ (29,487,231)	$ 528,335,055

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2009

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 28,603,307	$ 10,951,828	$ 39,555,135
Participant	46,397,799	-	46,397,799
Investment income			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment gain (Note E)	102,499,790	21,177,098	123,676,888
Total additions	177,500,896	32,128,926	209,629,822
Deductions			
Benefits paid to participants	54,814,334	-	54,814,334
Interest expense	-	6,691,473	6,691,473
Administrative expenses	2,859,767	-	2,859,767
Total deductions	57,674,101	6,691,473	64,365,574
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (Note D)	6,800,604	(6,800,604)	-
Net increase	126,627,399	18,636,849	145,264,248
Net assets available for benefits			
Beginning of the year	557,822,286	(29,487,231)	528,335,055
End of the year	$ 684,449,685	$ (10,850,382)	$ 673,599,303

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation ("the Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as subsequently amended.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan ("the ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan, a separate plans sponsored by the Company, were merged into the Plan.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). Certain employees who become eligible to participate in the Plan on or after July 1, 2005 will be automatically enrolled in the Plan at a contribution rate of 4% of eligible pay. Participants who have attained age 50 and over may make an additional "catch-up" contribution, in accordance with the Plan. In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement. Effective January 1, 2008, the Plan adopted an amendment that provided for a contribution escalation clause. This provision assumes that each Plan participant who is contributing less than 15% of compensation to the Plan on September 15 of each year shall be deemed to have elected to increase his or her deferral percentage by one percent on and after, until the maximum percentage is reached.

In 2005, salaried employees hired on or before June 30, 2005, were eligible to make a choice between two employer contribution programs for the 2006 plan year and thereafter. Participants who chose the "Current Program" continued to receive the same employer contributions that were in effect prior to January 1, 2006 and also continued accruing benefits under the Sara Lee Corporation Salaried Pension Plan ("the Pension Plan"), a separate plan sponsored by the Company. Participants who chose the "New Program" received an enhanced employer contribution to the Plan and ceased accruing additional benefits under the Pension Plan. Salaried employees hired on or after July 1, 2005 receive employer contributions under the New Program. Nonunion hourly employees continue to receive employer contributions under the Current Program. Employees who are subject to a collective bargaining agreement receive employer contributions in accordance with the applicable provisions of the Plan agreement and the collective bargaining agreement.

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

Program Component	Current Program	New Program
Annual Company Contribution	Up to 2% of eligible pay	Up to 2% of eligible pay
Additional Annual Company Contribution	Not applicable	3.5% of eligible pay
Monthly Company Matching Contribution	100% of the first 2% of eligible pay contributed	100% of the first 4% of eligible pay contributed
Discretionary Company Matching Contribution	Up to an additional 50% of the first 2% of eligible pay contributed	Not applicable

The Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to partially prepay a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Rollovers

Participants may also contribute amounts representing distributions from other eligible retirement plans or individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to reemployed participants as defined in the Plan agreement applicable to those certain groups

NOTE A – DESCRIPTION OF PLAN – Continued

Forfeitures - Continued

of participants. Remaining forfeited accounts are then to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefits Administrative Committee. At December 31, 2009 and 2008, forfeited accounts totaled approximately $720,260 and $4,682,430, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

Investment Options

Participants may direct their total account balance amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 1% increments. Participants may change their investment elections daily, subject to trading restrictions on certain Vanguard funds.

Loans to Participants

Participants may borrow from their account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal.* As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, investment income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Adoption of New Accounting Standards

FASB Accounting Standards Codification: In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* ™ ("The Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

Fair Value Measurements and Disclosures: In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan's net assets available for benefits.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Standards - Continued

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan's adoption of this standard in 2009 had no material effect upon the Plan's net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, *Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)* which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan's adoption of this standard in 2009 had no material effect upon net assets available for benefits.

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors. The Plan's interest in the SLC Investment Trust is stated at estimated fair value based upon the fair values of the underlying investments held in the master trust.

Fully Benefit-Responsive Investment Contracts

While the Plan's interest in the SLC Investment Trust is presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the SLC Investment Trust's interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer all of or a portion of their investments at contract value. The SLC Investment Trust holds direct interests in fully benefit-responsive contracts through its investment in the Interest Income Fund (see Notes C and E).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Fair Value of Long-Term Debt

The fair value of the Plan's interest in the long-term debt held within the SLC Investment Trust is estimated based on the current rates available to the Plan for debt of the same remaining maturities. The Plan's carrying amount for its long-term debt approximates fair value at December 31, 2009 and 2008.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C – INVESTMENT CONTRACTS

The SLC Investment Trust invests in the Interest Income Fund, a unitized fund established solely for the investment of the assets of the SLC Investment Trust. The interest income fund is maintained by Invesco Group Trust ("Invesco") and consists of investments in several fully benefit responsive guaranteed investment contracts, synthetic guaranteed investment contracts and collective funds. Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at contract value (see Note B).

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could

NOTE C – INVESTMENT CONTRACTS - Continued

terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the issuer, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the statement of net assets available for benefits as *Adjustment from fair value to contract value for fully benefit-responsive contracts.*

	2009	2008
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [1]	3.19%	6.48%
Based on interest rate credited to participants[2]	4.42%	4.33%

(1) Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE D – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that participants have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the SLC Investment Trust and, therefore, is reflected as part of this investment in the statements of net assets.

NOTE D – NOTES PAYABLE - Continued

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes was transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The Original Notes principal payment of $40,603,082, that bore interest at 8.176%, was paid in full in 2003.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan that bore interest at 6.25% and the $985,000 term loan that bore interest at 7.48% were paid in full on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. The outstanding Wachovia Prepayment Notes were paid in full on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New Sara Lee Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for

NOTE D – NOTES PAYABLE - Continued

the New Sara Lee Note to be repaid (semi-annually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New Sara Lee Note for the next five years and thereafter is as follows:

2010		$13,446,248
2011		12,619,275
2012		11,851,968
2013		11,139,306
2014		10,476,561
Thereafter		97,279,165

Effective June 15, 1999, the New Sara Lee Note outstanding principal bears an interest rate of 6.3%, payable semiannually commencing December 15, 1999. In June 2005, a prepayment of the New Sara Lee Note in the amount of $3,750,176 was made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

NOTE E – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of the assets of the Plan and several other defined contribution plans sponsored by the Company. As of July 24, 2006, the Plan became the sole plan in the SLC Investment Trust. The Northern Trust Company held and continues to hold the net assets of the SLC Investment Trust.

At December 31, 2009 and 2008, the Plan's interest in the net assets of the SLC Investment Trust was 100% in allocated net assets and 100% in unallocated net assets.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2009 and 2008 is as follows:

	December 31, 2009		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 110,828,707	$ 89,549,406	$ 200,378,113
Investment in collective trusts	185,421,049	-	185,421,049
Investment in registered investment companies	365,490,556	-	365,490,556
Participant loans	23,236,069	-	23,236,069
Investment and wrap contracts	3,884,055	-	3,884,055
Total investments	688,860,436	89,549,406	778,409,842
Receivables	1,892,205	55	1,892,260
Total assets	690,752,641	89,549,461	780,302,102
Liabilities	(279,232)	-	(279,232)
Notes payable	-	(100,399,843)	(100,399,843)
Net assets reflecting all investments at fair value	690,473,409	(10,850,382)	679,623,027
Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,023,724)	-	(6,023,724)
Net assets of SLC Investment Trust	$ 684,449,685	$ (10,850,382)	$ 673,599,303

NOTE E – INTEREST IN SLC INVESTMENT TRUST – Continued

	December 31, 2008		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 80,720,753	$ 78,558,984	$ 159,279,737
Investment in collective trusts	177,087,628	-	177,087,628
Investment in registered investment companies	266,458,406	-	266,458,406
Participant loans	22,391,317	-	22,391,317
Investment and wrap contracts	3,616,559	-	3,616,559
Total investments	550,274,663	78,558,984	628,833,647
Receivables	1,935,142	248	1,935,390
Total assets	552,209,805	78,559,232	630,769,037
Liabilities	(186,852)	-	(186,852)
Notes payable	-	(108,046,463)	(108,046,463)
Net assets reflecting all investments at fair value	552,022,953	(29,487,231)	522,535,722
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,799,333	-	5,799,333
Net assets of SLC Investment Trust	$ 557,822,286	$ (29,487,231)	$ 528,335,055

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2009 is as follows:

	Year ended December 31, 2009		
	Allocated	Unallocated	Total
Interest and dividend income	$ 19,861,856	$ 3,386,070	$ 23,247,926
Net appreciation in fair value of investments			
Corporate stocks – common	22,761,290	17,791,028	40,552,318
Investment in registered investment companies	52,900,353	-	52,900,353
Investment in collective trusts	6,976,291		6,976,291
Net investment gains	$102,499,790	$21,177,098	$123,676,888

NOTE E – INTEREST IN SLC INVESTMENT TRUST - Continued

At December 31, 2009 and 2008, the SLC Investment Trust held 16,451,405 and 16,269,636 shares of Company common stock, respectively. These shares had a fair value of $200,378,113 and $159,279,737 as of December 31, 2009 and 2008, respectively. During 2009, the SLC Investment Trust earned $7,314,775 of dividends on Company common stock.

Valuation of Investments in the SLC Investment Trust

Fair value is defined as the price that would be received by the SLC Investment Trust for an asset or paid by the SLC Investment Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the SLC Investment Trust's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the SLC Investment Trust has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the SLC Investment Trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the SLC Investment Trust.

The fair values of mutual fund investments and publicly traded common stocks held by the SLC Investment Trust are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of participation units held by the SLC Investment Trust in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. However, all are bond funds that hold short-term and medium-term corporate, government and government agency bonds and seek to maximize return relative to the Barclays Capital U.S. Intermediate Government/Credit Index or the Barclays Capital U.S. Government 1-5 Year Index or to maximize return relative to the Barclays Capital U.S. Aggregate Index. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

NOTE E – INTEREST IN SLC INVESTMENT TRUST - Continued

The fair values of the fixed rate traditional guaranteed investment contracts held in the Interest Income Fund in the SLC Investment Trust have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality (level 3 inputs). The fair value of a security-backed synthetic investment contract is the sum of the fair values of the underlying collective trusts (level 2 inputs). The fair values of wrap contracts associated with synthetic investment contracts within the SLC Investment Trust have been based upon the estimated replacement costs of the wrap contracts using current re-bid prices for similar wrapper contracts as of the financial statement dates (level 3 inputs). The fair values of the wrapper contracts were $260,606 and $282,574 as of December 31, 2009 and 2008, respectively.

Participant loans are reported at outstanding balances. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the SLC Investment Trust, excluding participant loans			
Mutual funds – international equity	$ 38,263,934	$ -	$ -
Mutual funds – U.S. equity	232,138,002	-	-
Mutual funds – balanced	55,349,623	-	-
Mutual funds – bonds	39,738,997	-	-
Company common stock	200,378,113	-	-
Short-term investment fund	-	5,974,447	-
Common collective trusts – bonds	-	179,446,602	-
Investment and wrap contracts	-	-	3,884,055
	$ 565,868,669	$ 185,421,049	$ 3,884,055

NOTE E – INTEREST IN SLC INVESTMENT TRUST - Continued

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the SLC Investment Trust, excluding participant loans	$ 425,738,143	$ 177,087,628	$ 3,616,559

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the 2009 statement of changes in net assets available for benefits:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2009	$ 3,616,559
Included in change in net assets available for benefits:	
Interest	132,009
Change in adjustment from fair value to contract value of fully benefit responsive investment contracts*	135,487
Ending balance, December 31, 2009	$3,884,055

* Unrealized appreciation of the fully benefit-responsive contract is reported as increase in investments and an offsetting adjustment from fair value to contract value reported in the 2009 statement of net assets available for benefits, with no effect on the 2009 change in net assets available for benefits.

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS is as follows:

	December 31, 2009		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 110,828,707	$ 89,549,406	$ 200,378,113
Investment in collective trust - short-term investment fund	2,636,906	-	2,636,906
Total investments	113,465,613	89,549,406	203,015,019
Dividends receivable	952,748	-	952,748
Short-term interest receivable	384	55	439
Other receivable	846,229	-	846,229
Total assets	115,264,974	89,549,461	204,814,435
Liabilities	(29,929)	(100,399,843)	(100,429,772)
Net assets	$ 115,235,045	$ (10,850,382)	$ 104,384,663

	December 31, 2008		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 80,720,753	$ 78,558,984	$ 159,279,737
Investment in collective trust - short-term investment fund	2,356,842	-	2,356,842
Total investments	83,077,595	78,558,984	161,636,579
Dividends receivable	863,352	-	863,352
Short-term interest receivable	1,190	248	1,438
Other receivable	922,692	-	922,692
Total assets	84,864,829	78,559,232	163,424,061
Liabilities	(28,737)	(108,046,463)	(108,075,200)
Net assets	$ 84,836,092	$ (29,487,231)	$ 55,348,861

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	Year ended December 31, 2009		
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ 27,045,862	$ 21,177,098	$ 48,222,960
Participant contributions	2,362,131	-	2,362,131
Company contributions	5,222,903	10,951,828	16,174,731
Distribution to participants	(7,796,596)	-	(7,796,596)
Transfers to other funds	(2,892,101)	-	(2,892,101)
Allocation of shares	6,800,604	(6,800,604)	-
Interest expense	-	(6,691,473)	(6,691,473)
Expenses	(343,850)	-	(343,850)
Total	$ 30,398,953	$ 18,636,849	$ 49,035,802

At December 31, 2009 and 2008, approximately 30% of the Plan's net assets were invested in Company common stock through investment in the SLC Investment Trust.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in participant loans; investments managed by The Northern Trust Company, the trustee of the Plan; and investments managed by Invesco Group Trust, the investment manager of the Interest Income Fund; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see Note G). The Plan pays certain administrative costs of the Plan; these transactions qualify as party in interest.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and change in net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 673,599,303	$ 528,335,055
Amounts due to participants	(233,858)	(55,804)
Adjustment between contract value and fair value of benefit responsive investment contracts	6,023,724	(5,799,333)
Net assets available for benefits per the Form 5500	$ 679,389,169	$ 522,479,918

	Year ended December 31, 2009
Increase in net assets available for benefits per the financial statements	$ 145,264,248
Amounts allocated to withdrawing participants at end of year	(233,858)
Amounts allocated to withdrawing participants at beginning of year	55,804
Change in difference between contract value and fair value of benefit responsive investment contracts	11,823,057
Increase in net assets available for benefits per the Form 5500	$ 156,909,251

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE J – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d)** Cost	(e) Current value
*	Participant loans	Interest rates ranging from 3.25% - 10.25%	$ -	$ 23,236,069
			$ -	$ 23,236,069

* Party-in-interest as defined by ERISA Section 3(14).
** Cost information not required for participant directed investments.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT AUDITORS
SARA LEE CORPORATION 401(K) PLAN
December 31, 2009 and 2008

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Sara Lee Corporation 401(k) Plan ("the Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 22, 2010

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2009

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note E)	$ 690,473,409	$ (10,850,382)	$ 679,623,027
Net assets reflecting all investments at fair value	690,473,409	(10,850,382)	679,623,027
Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,023,724)	-	(6,023,724)
Net assets available for benefits	$ 684,449,685	$ (10,850,382)	$ 673,599,303

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2008

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note E)	$ 552,022,953	$ (29,487,231)	$ 522,535,722
Net assets reflecting all investments at fair value	552,022,953	(29,487,231)	522,535,722
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,799,333	-	5,799,333
Net assets available for benefits	$ 557,822,286	$ (29,487,231)	$ 528,335,055

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2009

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 28,603,307	$ 10,951,828	$ 39,555,135
Participant	46,397,799	-	46,397,799
Investment income			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment gain (Note E)	102,499,790	21,177,098	123,676,888
Total additions	177,500,896	32,128,926	209,629,822
Deductions			
Benefits paid to participants	54,814,334	-	54,814,334
Interest expense	-	6,691,473	6,691,473
Administrative expenses	2,859,767	-	2,859,767
Total deductions	57,674,101	6,691,473	64,365,574
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (Note D)	6,800,604	(6,800,604)	-
Net increase	126,627,399	18,636,849	145,264,248
Net assets available for benefits			
Beginning of the year	557,822,286	(29,487,231)	528,335,055
End of the year	$ 684,449,685	$ (10,850,382)	$ 673,599,303

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation ("the Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as subsequently amended.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan ("the ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan, a separate plans sponsored by the Company, were merged into the Plan.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). Certain employees who become eligible to participate in the Plan on or after July 1, 2005 will be automatically enrolled in the Plan at a contribution rate of 4% of eligible pay. Participants who have attained age 50 and over may make an additional "catch-up" contribution, in accordance with the Plan. In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement. Effective January 1, 2008, the Plan adopted an amendment that provided for a contribution escalation clause. This provision assumes that each Plan participant who is contributing less than 15% of compensation to the Plan on September 15 of each year shall be deemed to have elected to increase his or her deferral percentage by one percent on and after, until the maximum percentage is reached.

In 2005, salaried employees hired on or before June 30, 2005, were eligible to make a choice between two employer contribution programs for the 2006 plan year and thereafter. Participants who chose the "Current Program" continued to receive the same employer contributions that were in effect prior to January 1, 2006 and also continued accruing benefits under the Sara Lee Corporation Salaried Pension Plan ("the Pension Plan"), a separate plan sponsored by the Company. Participants who chose the "New Program" received an enhanced employer contribution to the Plan and ceased accruing additional benefits under the Pension Plan. Salaried employees hired on or after July 1, 2005 receive employer contributions under the New Program. Nonunion hourly employees continue to receive employer contributions under the Current Program. Employees who are subject to a collective bargaining agreement receive employer contributions in accordance with the applicable provisions of the Plan agreement and the collective bargaining agreement.

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

Program Component	Current Program	New Program
Annual Company Contribution	Up to 2% of eligible pay	Up to 2% of eligible pay
Additional Annual Company Contribution	Not applicable	3.5% of eligible pay
Monthly Company Matching Contribution	100% of the first 2% of eligible pay contributed	100% of the first 4% of eligible pay contributed
Discretionary Company Matching Contribution	Up to an additional 50% of the first 2% of eligible pay contributed	Not applicable

The Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to partially prepay a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Rollovers

Participants may also contribute amounts representing distributions from other eligible retirement plans or individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to reemployed participants as defined in the Plan agreement applicable to those certain groups

NOTE A – DESCRIPTION OF PLAN – Continued

Forfeitures - Continued

of participants. Remaining forfeited accounts are then to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefits Administrative Committee. At December 31, 2009 and 2008, forfeited accounts totaled approximately $720,260 and $4,682,430, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

Investment Options

Participants may direct their total account balance amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 1% increments. Participants may change their investment elections daily, subject to trading restrictions on certain Vanguard funds.

Loans to Participants

Participants may borrow from their account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, investment income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Adoption of New Accounting Standards

FASB Accounting Standards Codification: In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* ™ ("The Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

Fair Value Measurements and Disclosures: In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan's net assets available for benefits.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Standards - Continued

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan's adoption of this standard in 2009 had no material effect upon the Plan's net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, *Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)* which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan's adoption of this standard in 2009 had no material effect upon net assets available for benefits.

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors. The Plan's interest in the SLC Investment Trust is stated at estimated fair value based upon the fair values of the underlying investments held in the master trust.

Fully Benefit-Responsive Investment Contracts

While the Plan's interest in the SLC Investment Trust is presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the SLC Investment Trust's interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer all of or a portion of their investments at contract value. The SLC Investment Trust holds direct interests in fully benefit-responsive contracts through its investment in the Interest Income Fund (see Notes C and E).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Fair Value of Long-Term Debt

The fair value of the Plan's interest in the long-term debt held within the SLC Investment Trust is estimated based on the current rates available to the Plan for debt of the same remaining maturities. The Plan's carrying amount for its long-term debt approximates fair value at December 31, 2009 and 2008.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C – INVESTMENT CONTRACTS

The SLC Investment Trust invests in the Interest Income Fund, a unitized fund established solely for the investment of the assets of the SLC Investment Trust. The interest income fund is maintained by Invesco Group Trust ("Invesco") and consists of investments in several fully benefit responsive guaranteed investment contracts, synthetic guaranteed investment contracts and collective funds. Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at contract value (see Note B).

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could

NOTE C – INVESTMENT CONTRACTS - Continued

terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the issuer, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the statement of net assets available for benefits as *Adjustment from fair value to contract value for fully benefit-responsive contracts.*

	2009	2008
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [1]	3.19%	6.48%
Based on interest rate credited to participants[2]	4.42%	4.33%

(1) Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE D – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that participants have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the SLC Investment Trust and, therefore, is reflected as part of this investment in the statements of net assets.

NOTE D – NOTES PAYABLE - Continued

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes was transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The Original Notes principal payment of $40,603,082, that bore interest at 8.176%, was paid in full in 2003.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan that bore interest at 6.25% and the $985,000 term loan that bore interest at 7.48% were paid in full on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. The outstanding Wachovia Prepayment Notes were paid in full on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New Sara Lee Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for

NOTE D – NOTES PAYABLE - Continued

the New Sara Lee Note to be repaid (semi-annually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New Sara Lee Note for the next five years and thereafter is as follows:

2010		$13,446,248
2011		12,619,275
2012		11,851,968
2013		11,139,306
2014		10,476,561
Thereafter		97,279,165

Effective June 15, 1999, the New Sara Lee Note outstanding principal bears an interest rate of 6.3%, payable semiannually commencing December 15, 1999. In June 2005, a prepayment of the New Sara Lee Note in the amount of $3,750,176 was made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

NOTE E – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of the assets of the Plan and several other defined contribution plans sponsored by the Company. As of July 24, 2006, the Plan became the sole plan in the SLC Investment Trust. The Northern Trust Company held and continues to hold the net assets of the SLC Investment Trust.

At December 31, 2009 and 2008, the Plan's interest in the net assets of the SLC Investment Trust was 100% in allocated net assets and 100% in unallocated net assets.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2009 and 2008 is as follows:

	December 31, 2009		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 110,828,707	$ 89,549,406	$ 200,378,113
Investment in collective trusts	185,421,049	-	185,421,049
Investment in registered investment companies	365,490,556	-	365,490,556
Participant loans	23,236,069	-	23,236,069
Investment and wrap contracts	3,884,055	-	3,884,055
Total investments	688,860,436	89,549,406	778,409,842
Receivables	1,892,205	55	1,892,260
Total assets	690,752,641	89,549,461	780,302,102
Liabilities	(279,232)	-	(279,232)
Notes payable	-	(100,399,843)	(100,399,843)
Net assets reflecting all investments at fair value	690,473,409	(10,850,382)	679,623,027
Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,023,724)	-	(6,023,724)
Net assets of SLC Investment Trust	$ 684,449,685	$ (10,850,382)	$ 673,599,303

NOTE E – INTEREST IN SLC INVESTMENT TRUST – Continued

	December 31, 2008		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 80,720,753	$ 78,558,984	$ 159,279,737
Investment in collective trusts	177,087,628	-	177,087,628
Investment in registered investment companies	266,458,406	-	266,458,406
Participant loans	22,391,317	-	22,391,317
Investment and wrap contracts	3,616,559	-	3,616,559
Total investments	550,274,663	78,558,984	628,833,647
Receivables	1,935,142	248	1,935,390
Total assets	552,209,805	78,559,232	630,769,037
Liabilities	(186,852)	-	(186,852)
Notes payable	-	(108,046,463)	(108,046,463)
Net assets reflecting all investments at fair value	552,022,953	(29,487,231)	522,535,722
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,799,333	-	5,799,333
Net assets of SLC Investment Trust	$ 557,822,286	$ (29,487,231)	$ 528,335,055

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2009 is as follows:

	Year ended December 31, 2009		
	Allocated	Unallocated	Total
Interest and dividend income	$ 19,861,856	$ 3,386,070	$ 23,247,926
Net appreciation in fair value of investments			
Corporate stocks – common	22,761,290	17,791,028	40,552,318
Investment in registered investment companies	52,900,353	-	52,900,353
Investment in collective trusts	6,976,291		6,976,291
Net investment gains	$102,499,790	$21,177,098	$123,676,888

NOTE E – INTEREST IN SLC INVESTMENT TRUST - Continued

At December 31, 2009 and 2008, the SLC Investment Trust held 16,451,405 and 16,269,636 shares of Company common stock, respectively. These shares had a fair value of $200,378,113 and $159,279,737 as of December 31, 2009 and 2008, respectively. During 2009, the SLC Investment Trust earned $7,314,775 of dividends on Company common stock.

Valuation of Investments in the SLC Investment Trust

Fair value is defined as the price that would be received by the SLC Investment Trust for an asset or paid by the SLC Investment Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the SLC Investment Trust's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the SLC Investment Trust has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the SLC Investment Trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the SLC Investment Trust.

The fair values of mutual fund investments and publicly traded common stocks held by the SLC Investment Trust are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of participation units held by the SLC Investment Trust in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. However, all are bond funds that hold short-term and medium-term corporate, government and government agency bonds and seek to maximize return relative to the Barclays Capital U.S. Intermediate Government/Credit Index or the Barclays Capital U.S. Government 1-5 Year Index or to maximize return relative to the Barclays Capital U.S. Aggregate Index. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

NOTE E – INTEREST IN SLC INVESTMENT TRUST - Continued

The fair values of the fixed rate traditional guaranteed investment contracts held in the Interest Income Fund in the SLC Investment Trust have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality (level 3 inputs). The fair value of a security-backed synthetic investment contract is the sum of the fair values of the underlying collective trusts (level 2 inputs). The fair values of wrap contracts associated with synthetic investment contracts within the SLC Investment Trust have been based upon the estimated replacement costs of the wrap contracts using current re-bid prices for similar wrapper contracts as of the financial statement dates (level 3 inputs). The fair values of the wrapper contracts were $260,606 and $282,574 as of December 31, 2009 and 2008, respectively.

Participant loans are reported at outstanding balances. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the SLC Investment Trust, excluding participant loans			
Mutual funds – international equity	$ 38,263,934	$ -	$ -
Mutual funds – U.S. equity	232,138,002	-	-
Mutual funds – balanced	55,349,623	-	-
Mutual funds – bonds	39,738,997	-	-
Company common stock	200,378,113	-	-
Short-term investment fund	-	5,974,447	-
Common collective trusts – bonds	-	179,446,602	-
Investment and wrap contracts	-	-	3,884,055
	$ 565,868,669	$ 185,421,049	$ 3,884,055

NOTE E – INTEREST IN SLC INVESTMENT TRUST - Continued

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the SLC Investment Trust, excluding participant loans	$ 425,738,143	$ 177,087,628	$ 3,616,559

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the 2009 statement of changes in net assets available for benefits:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2009	$ 3,616,559
Included in change in net assets available for benefits:	
Interest	132,009
Change in adjustment from fair value to contract value of fully benefit responsive investment contracts*	135,487
Ending balance, December 31, 2009	$3,884,055

* Unrealized appreciation of the fully benefit-responsive contract is reported as increase in investments and an offsetting adjustment from fair value to contract value reported in the 2009 statement of net assets available for benefits, with no effect on the 2009 change in net assets available for benefits.

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS is as follows:

	December 31, 2009		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 110,828,707	$ 89,549,406	$ 200,378,113
Investment in collective trust - short-term investment fund	2,636,906	-	2,636,906
Total investments	113,465,613	89,549,406	203,015,019
Dividends receivable	952,748	-	952,748
Short-term interest receivable	384	55	439
Other receivable	846,229	-	846,229
Total assets	115,264,974	89,549,461	204,814,435
Liabilities	(29,929)	(100,399,843)	(100,429,772)
Net assets	$ 115,235,045	$ (10,850,382)	$ 104,384,663

	December 31, 2008		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 80,720,753	$ 78,558,984	$ 159,279,737
Investment in collective trust - short-term investment fund	2,356,842	-	2,356,842
Total investments	83,077,595	78,558,984	161,636,579
Dividends receivable	863,352	-	863,352
Short-term interest receivable	1,190	248	1,438
Other receivable	922,692	-	922,692
Total assets	84,864,829	78,559,232	163,424,061
Liabilities	(28,737)	(108,046,463)	(108,075,200)
Net assets	$ 84,836,092	$ (29,487,231)	$ 55,348,861

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	Year ended December 31, 2009		
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ 27,045,862	$ 21,177,098	$ 48,222,960
Participant contributions	2,362,131	-	2,362,131
Company contributions	5,222,903	10,951,828	16,174,731
Distribution to participants	(7,796,596)	-	(7,796,596)
Transfers to other funds	(2,892,101)	-	(2,892,101)
Allocation of shares	6,800,604	(6,800,604)	-
Interest expense	-	(6,691,473)	(6,691,473)
Expenses	(343,850)	-	(343,850)
Total	$ 30,398,953	$ 18,636,849	$ 49,035,802

At December 31, 2009 and 2008, approximately 30% of the Plan's net assets were invested in Company common stock through investment in the SLC Investment Trust.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in participant loans; investments managed by The Northern Trust Company, the trustee of the Plan; and investments managed by Invesco Group Trust, the investment manager of the Interest Income Fund; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see Note G). The Plan pays certain administrative costs of the Plan; these transactions qualify as party in interest.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and change in net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 673,599,303	$ 528,335,055
Amounts due to participants	(233,858)	(55,804)
Adjustment between contract value and fair value of benefit responsive investment contracts	6,023,724	(5,799,333)
Net assets available for benefits per the Form 5500	$ 679,389,169	$ 522,479,918

	Year ended December 31, 2009
Increase in net assets available for benefits per the financial statements	$ 145,264,248
Amounts allocated to withdrawing participants at end of year	(233,858)
Amounts allocated to withdrawing participants at beginning of year	55,804
Change in difference between contract value and fair value of benefit responsive investment contracts	11,823,057
Increase in net assets available for benefits per the Form 5500	$ 156,909,251

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE J - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d)** Cost	(e) Current value
*	Participant loans	Interest rates ranging from 3.25% - 10.25%	$ -	$ 23,236,069
			$ -	$ 23,236,069

* Party-in-interest as defined by ERISA Section 3(14).
** Cost information not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2010

Sara Lee Corporation 401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By:________________________________
Stephen J. Cerrone, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Sara Lee Corporation of our report dated June 22, 2010 appearing in this Annual Report on Form 11-K of the Sara Lee Corporation 401(k) Plan for the year ended December 31, 2009.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 22, 2010